                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 14)(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 16, 2001
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


-----------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 563823103                  13D                        Page 2 of 7
------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1     NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              AFINSA BIENES TANGIBLES S.A.
              (No S.S. or I.R.S. Identification No.)

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        2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) /X/
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        3     SEC USE ONLY

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        4     SOURCE OF FUNDS*
              WC, AF

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        5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /

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        6     CITIZENSHIP OR PLACE OF ORGANIZATION
              SPAIN

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                    7    SOLE VOTING POWER
                         -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
 BENEFICIALLY            4,771,630
  OWNED BY        --------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH             -0-

                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         4,771,630

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       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,771,630

--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      /  /

--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.4%

--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
              CO

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ---------------------
CUSIP No. 563823103                  13D                        Page 3 of 7
------------------------                                  ---------------------

--------------------------------------------------------------------------------
        1     NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              AUCTENTIA, S.A.
              (No S.S. or I.R.S. Identification No.)

--------------------------------------------------------------------------------
        2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------
        3     SEC USE ONLY

--------------------------------------------------------------------------------
        4     SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
        5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /

--------------------------------------------------------------------------------
        6     CITIZENSHIP OR PLACE OF ORGANIZATION
              SPAIN

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         -0-

  NUMBER OF       --------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
 BENEFICIALLY            4,771,630
  OWNED BY        --------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH             -0-

                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         4,771,630

--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,771,630

--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      /  /

--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.4%

--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
              CO

--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ---------------------
CUSIP No. 563823103                  13D                        Page 4 of 7
------------------------                                  ---------------------


         The following constitutes Amendment No. 14 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, and Amendment No. 13, filed with the Commission on July 18, 2001 (the "Schedule 13D"), relating to shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the acquisition of beneficial ownership by Auctentia over 419,803 shares of Common Stock of the Issuer ("Shares") since the date of filing of Amendment No. 13 to this Schedule 13D by AFINSA.

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following at the end thereof:

         Auctentia purchased 269,803 of the 419,803 Shares being reported herein for an aggregate purchase price of $538,962.22. The source of funds used in making this additional purchase of 269,803 Shares was working capital of Auctentia. As described in Item 5(c) below, the purchase price of $300,000 in respect of the remaining 150,000 Shares will be paid upon the closing of such purchase, and it is contemplated that the source of such funds shall also be working capital of Auctentia.


Item 5. Interest in Securities of the Issuer.

         (a) As of the date of this Amendment, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 4,771,630, representing approximately 42.4% of the total number of Shares outstanding, based on (i) the 10,137,242 Shares represented by the Issuer as outstanding as of May 10, 2001 in its Quarterly Report on Form 10-Q for the period ended March 31, 2001, plus (ii) the 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised, plus (iii) the 1,000,000 Shares purchased and to be purchased by Auctentia pursuant to the Stock Purchase Agreement described in Item 5(c), below. Of the Shares beneficially owned, 400,000 have not yet been purchased by Auctentia but, pursuant to the Stock Purchase Agreement described in Item 5(c), Auctentia has the right to purchase such number of Shares within 60 days after the date hereof.

         (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 4,771,630 of the Shares of the Issuer that are the subject of this Schedule 13D.

         (c) Auctentia entered into a Stock Purchase Agreement with the Issuer, dated May 23, 2001, whereby Auctentia agreed to purchase 1,000,000 restricted Shares in five installments for a price of $2.00 per Share. The

------------------------                                  ---------------------
CUSIP No. 563823103                  13D                        Page 5 of 7
------------------------                                  ---------------------


first four of these installments were initially reported in Amendment Nos. 11, 12 and 13 to this Schedule 13D. This Amendment No. 14 to the Schedule 13D relates to the fifth and final installment, consisting of 150,000 Shares. As reported in Amendment Nos. 12 and 13 to this Schedule 13D, Auctentia paid the purchase price for the first and second installments from its working capital, in an aggregate amount equal to $700,000, in cash on June 15, 2001 and July 16, 2001, respectively. Auctentia paid the purchase price for the third installment from its working capital, in an amount equal to $500,000, in cash on August 15, 2001. The fourth installment, consisting of 250,000 Shares, is to be purchased on or about September 15, 2001. The fifth installment, consisting of 150,000 Shares, is to be purchased on or about October 15, 2001. The purchase price of each of the fourth and fifth installments shall be paid in cash. Since the date of filing of Amendment No. 13 to this Schedule 13D, Auctentia has also purchased an aggregate of 269,803 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each such purchase was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

         (d) Not applicable.

         (e) Not applicable.

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CUSIP No. 563823103                  13D                        Page 6 of 7
------------------------                                  ---------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2001

                                   AFINSA BIENES TANGIBLES S.A.


                                   By: /s/ Juan Antonio Cano Cuevas
                                       -------------------------------
                                       Juan Antonio Cano Cuevas
                                       Vice-Chairman and Managing Director


                                   AUCTENTIA, S.A.


                                   By: /s/ Ramon Egurbide
                                       -------------------------------
                                       Ramon Egurbide
                                       Managing Director

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CUSIP No. 563823103                  13D                        Page 7 of 7
------------------------                                  ---------------------


                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 7/7/01 THROUGH 8/30/01



        Date                  Quantity                  Price                     Transaction Type
        ----                  ---------                 ------                    -----------------
       7/25/01                  4,000                   2.0000                   Open Mkt. Purchase
       7/26/01                 23,500                   1.9932                   Open Mkt. Purchase
       7/27/01                  5,800                   1.9948                   Open Mkt. Purchase
       7/30/01                 10,100                   1.9996                   Open Mkt. Purchase
       7/31/01                  1,500                   2.0000                   Open Mkt. Purchase
       8/01/01                  3,000                   2.0000                   Open Mkt. Purchase
       8/02/01                 10,300                   2.0000                   Open Mkt. Purchase
       8/07/01                  5,000                   2.0000                   Open Mkt. Purchase
       8/08/01                 11,100                   1.9923                   Open Mkt. Purchase
       8/09/01                 22,000                   2.0000                   Open Mkt. Purchase
       8/10/01                 27,500                   1.9998                   Open Mkt. Purchase
       8/13/01                 23,500                   1.9897                   Open Mkt. Purchase
       8/14/01                 21,500                   1.9951                   Open Mkt. Purchase
       8/15/01                 22,728                   1.9995                   Open Mkt. Purchase
       8/23/01                 23,000                   2.0000                   Open Mkt. Purchase
       8/24/01                 41,800                   2.0000                   Open Mkt. Purchase
       8/27/01                  4,875                   2.0000                   Open Mkt. Purchase
       8/28/01                  4,700                   2.0000                   Open Mkt. Purchase
       8/29/01                  2,200                  1.99998                   Open Mkt. Purchase
       8/30/01                  1,700                   2.0000                   Open Mkt. Purchase


Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.